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                             April 7, 2022

       Edward Robinson
       Chief Executive Officer
       Bright Green Corp
       401 East Las Olas Blvd.
       Suite 1400
       Ft. Lauderdale, FL 33301

                                                        Re: Bright Green Corp
                                                            Registration
Statement on Form S-1
                                                            Filed March 28,
2022
                                                            File No. 333-263918

       Dear Mr. Robinson:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Prospectus Summary
       Capital Requirements, page 5

   1. We note your revised disclosure here and on page 30 stating that "[a]ll timing and expenditure estimates
are subject to change due to supply chain constraints." Please revise your risk factor on
page 14 titled "We are subject to risks, including delays, from our ongoing and future
construction projects" to address the type of supply chain constraints that you anticipate may
materially impact your planned construction projects.
 Edward Robinson
FirstName   LastNameEdward Robinson
Bright Green   Corp
Comapany
April       NameBright Green Corp
       7, 2022
April 27, 2022 Page 2
Page
FirstName LastName
Business
Intellectual Property, page 34

2. We note your revised disclosure in response to our prior comment 9. You state that you hold three issued patents, however, in your table providing your issued patents, you list four issued patents, including Patent No. 11,197,833 for Fortified CBD oil for treatment of
         PTSD. Please revise your disclosure to address this discrepancy. Production Capabilities, page 34

3. We note your response to our prior comment 8 from our March 11, 2022 letter and reissue the comment in part. We note that you have revised your disclosure here to state that
         Nordic Supreme is your supplier of cannabis tissue cultures. To the extent that you have a material agreement in place with Nordic Supreme, please describe the material terms of this agreement in your disclosure and file it as an exhibit to the registration statement, or, in the alternative, please tell us why you believe that you are not required to file the agreement. Refer to Item 101(h)(4)(v) and Item 601(b)(10) of Regulation S-K. Please note that all references to prior comments in this comment letter also concern our March 11,
         2022 letter.
Legal Background - Cannabis, page 36

4. We note your response to our prior comment 10 and reissue the comment in part. Please revise your disclosure in your Business section to discuss the effect of all material existing or probable governmental regulations on your business, including, for example, the potential for regulation by the FDA. Refer to Item 101(h)(4)(ix) of Regulation S-K. While
         you reference here the possibility that your products may, in the future, "be FDA-
         approved" and also state that "there is no guarantee that the FDA will find [y]our products safe or effective or grant us the required approvals," it is not clear which specific FDA laws may apply to you. For example, you do not mention the Food, Drug and Cosmetics
         Act (the "FDCA") here, although you state in your risk factor on page 12 that it is possible the FDA would seek to regulate cannabis under the FDCA.
Item 15. Recent Sales of Unregistered Securities, page II-2

5. We note your disclosure on the Cover Page as well as on page 51 that you issued a private placement of 12,500 shares of common stock at a price of $4 per share in January 2022.
         Please update your disclosure here to include all relevant information related to this recent private placement. Refer to Item 701 of Regulation S-K.
 Edward Robinson
Bright Green Corp
April 7, 2022
Page 3


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tracey Houser at 202-551-3736 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Celeste Murphy at 202-551-3257 with any other questions.



                                                           Sincerely,
FirstName LastNameEdward Robinson
                                                           Division of
Corporation Finance
Comapany NameBright Green Corp
                                                           Office of Life
Sciences
April 7, 2022 Page 3
cc:       Rob Condon
FirstName LastName